13B



SECURITI 04017026 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 29566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___05/01/03___ AND ENDING___04/30/04___
(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STRATEGIC INVESTORS CORPORATION

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

58 WEST MAIN STREET
(No. and Street)

BOGOTA   NEW JERSEY   07603
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRUCE MANALIO   201-342-9483
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD J. SHEELER, CPA
(Name – if individual, state last, first, middle name)

544 LAFAYETTE AVENUE, HAWTHORNE   NEW JERSEY   07506
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 18 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __BRUCE MANALIO_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __STRATEGIC INVESTORS CORPORATION_____ , as of __APRIL 30_____ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Sworn to and subscribed before me

this __2J__ day of __MAy__ 20__£4__.

JOHN WESTERMANN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 24, 2009

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

STRATEGIC INVESTORS CORPORATION

INDEX TO FINANCIAL STATEMENTS

APRIL 30, 2004 AND 2003

Richard J. Sheeler & Co, LLP

Certified Public Accountants and Consultants	544 Lafayette Avenue
	Hawthorne, New Jersey 07506-2423
Richard J. Sheeler C.P.A./M.B.A.	Phone: (973) 304-0026
John Westermann, C.P.A./C.V.A.	Fax: (973) 304-0062
www.sheelercpas.com	E-Mail: RJSCPA@aol.com

To The Board of Directors and Shareholders of
Strategic Investors Corporation

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying Balance Sheets of Strategic Investors Corporation as of April 30, 2004 and 2003 and the related Statements of Income, Retained Earnings and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Investors Corporation as of April 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Richard J. Sheeler & Co, LLP

Hawthorne, New Jersey
May 20, 2004

STRATEGIC INVESTORS CORPORATION

BALANCE SHEET

APRIL 30, 2004 AND 2003

ASSETS

	2004	2003
Current Assets:		
Cash	$ 1,273	$ 324
Certificate of Deposit (Note 2)	10,235	10,086
Other Current Assets	62	-0-
Prepaid Income Taxes	750	250
TOTAL ASSETS	$ 12,320	$ 10,660

LIABILITIES AND SHAREHOLDER'S EQUITY

	2004	2003
Current Liabilities:		
Accrued Expenses	$ 2,196	$ -0-
Income Taxes	-0-	500
Total Current Liabilities	2,196	500
Shareholder's Equity:		
Capital Stock, 100 shares authorized,		
issued and outstanding	5,000	5,000
Additional Paid-In-Capital	5,200	5,200
Retained Earnings	(76)	(40)
Total Shareholder's Equity	10,124	10,160
Total Liabilities And Shareholder's Equity	$ 12,320	$ 10,660

See Independent Auditor's Report and Accompanying Notes to Financial Statements

STRATEGIC INVESTORS CORPORATION

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED APRIL 30, 2004 AND 2003

	2004	2003
Fee Income	$ 74,510	$ 33,652
Operating Expenses:		
Commission Expense	70,708	30,210
Regulatory Fees	148	716
Service Charges	-0-	-0-
Office Expense	2,646	1,475
Bank Service Charges	134	109
Insurance	621	1,162
Professional Fees	500	500
Utilities	-0-	-0-
Total Operating Expenses	74,757	34,172
Income (Loss) before Other Income and Taxes	(247)	(520)
Other Income:		
Interest	211	306
Income (Loss) before Provision and Taxes	(36)	(214)
Provision for Income Taxes	-0-	(500)
Net Income (Loss)	(36)	(714)
Retaining Earnings:		
Beginning of year	(40)	674
End of year	$ (76)	$ (40)

See Independent Auditor's Report and accompanying Notes to Financial Statements

STRATEGIC INVESTORS CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30, 2004 AND 2003

	2004	2003
Cash Flows From Operating Activities:		
Net Income (Loss)	$ (36)	$ (714)
Net Adjustments to reconcile Net Income to the Net Cash provided by Operating Activities		
(Increase) Decrease in Accounts Receivable	-0-	-0-
(Increase) Decrease in Other Assets	(62)	-0-
(Increase) Decrease in Prepaid Taxes	(500)	(50)
Increase (Decrease) in Accrued Expenses	2,196	(500)
Increase(Decrease) in Taxes Payable	(500)	300
Net Cash Used by Operating Activities	1,098	(964)
Net (Decrease) Increase in Cash and Cash Equivalent	1,098	(964)
Cash and Cash Equivalents at beginning of year	10,410	11,374
Cash and Cash Equivalents at end of year	$ 11,508	$ 10,410
Supplementary Cash Disclosures:		
Cash Paid for Income Taxes	$ 500	$ 200
Cash Paid for Interest	$ -0-	$ -0-

See Independent Auditor's Report and Accompanying Notes to Financial Statements

STRATEGIC INVESTORS CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED APRIL 30, 2004 AND 2003

	Common Shares	Stock Amount	Paid-in Capital	Retained Earnings
Balance at 4/30/02	100	$ 5,000	$ 5,200	$ 674
Net Income for the year ended 4/30/03				(714)
Total	100	$ 5,000	$ 5,200	$ 40
Income (Loss) for the year ended 4/30/04				(36)
Balance at 4/30/04	100	$ 5,000	$ 5,200	$ (76)

See Independent Auditor's Report and Accompanying Notes to Financial Statements

STRATEGIC INVESTORS CORPORATION

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2004

Note 1: Organization:

The Company was incorporated on April 22, 1983 under the laws of the State of New Jersey.

Operations commenced during August 1983. The Corporation is licensed to sell shares of mutual funds, variable annuities, and direct participation programs of various investment corporations to the general public.

Note 2: Certificate of Deposit:

	2004	2003
Hudson City Savings-maturing December 15, 2003	$ -0-	$ 10,086
Hudson City Savings-maturing December 15, 2004	10,235	-0-
Total	$ 10,235	$ 10,086

Note 3: Summary of Significant Accounting Policies:

Revenue Recognition:

The Company uses the accrual method of accounting in which revenue is recognized as earned. The same method is used for income tax purposes.

Leases:

The Company does not currently lease any real or tangible personal property.

Income Taxes:

The Company has provided for all Federal and State Income Taxes, as necessary, in the financial statements. The Company has already filed the necessary Federal and State Income Tax Returns. For income tax purposes, the Company has adopted the "accrual" method of accounting, recognizing income as earned and expenses as incurred. The income tax expense for the Company was as follows:

April 30,	2004	2003
Federal	$ -0-	$ -0-
State	-0-	500
Total	$ -0-	$ 500

6

Richard J. Sheeler & Co, LLP

Certified Public Accountants and Consultants	544 Lafayette Avenue
	Hawthorne, New Jersey 07506-2423
Richard J. Sheeler C.P.A./M.B.A.	Phone: (973) 304-0026
John Westermann, C.P.A./C.V.A.	Fax: (973) 304-0062
www.sheelercpas.com	E-Mail: RJSCPA@aol.com

ACCOUNTANTS' REPORT ON SUPPLEMENTARY INFORMATION

To The Board of Directors and Shareholders
Strategic Investors Corporation

Our examination was made for the purpose of forming an opinion on the financial statements taken as a whole. The following supplementary information is presented for purposes of additional analysis, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard J. Sheeler, C.P.A.

May 20, 2004

STRATEGIC INVESTORS CORPORATION

COMPUTATION OF NET CAPITAL

APRIL 30, 2004

1. Total Ownership Equity	$ 10,124
2. Deductions	
3. Total O/E Qualified for Net Capital	10,124
4. Additions	
5. Total Capital and Allowable Deductions	10,124
6. Other Deductions	
7. Other Additions	
8. Net Capital Before Haircuts	10,124
9. Haircuts	
10. Net Capital	$ 10,124

STRATEGIC INVESTORS CORPORATION

RECONCILIATION OF AUDITED NET CAPITAL COMPUTATION

APRIL30, 2004

Net Capital Per Focus Part II A	$ 10,124
Less: Miscellaneous Credit	-0-
Net Adjustments	-0-
Net Capital - Audit	$ 10,124

Richard J. Sheeler & Co, LLP

Certified Public Accountants and Consultants	544 Lafayette Avenue
	Hawthorne, New Jersey 07506-2423
Richard J. Sheeler C.P.A./M.B.A.	Phone: (973) 304-0026
John Westermann, C.P.A./C.V.A.	Fax: (973) 304-0062
www.sheelercpas.com	E-Mail: RJSCPA@aol.com

To The Board of Directors and Shareholders
Strategic Investors Corporation

Our report dated May 20, 2004 as of April 30, 2004 and 2003 and for the years then ended stated that the financial statements present fairly the financial position of Strategic Investors Corporation and the results of its operations and changes in financial position for the year then ended in conformity with generally accepted accounting principles consistently applied.

In connection with this examination, no material inadequacies were found to exist.

Richard J. Sheeler, C.P.A.